Exhibit 99.22
Notice to ASX/LSE

Rio Tinto approves $749 million investment in Pilbara iron ore mine

27 November 2019

Rio Tinto has approved a $749 million (A$1 billion) investment in its existing Greater Tom Price operations (100% owned) to help sustain the production capacity of its world-class iron ore business in the Pilbara of Western Australia.

The investment in the Western Turner Syncline Phase 2 (WTS2) mine will facilitate mining of existing and new deposits and includes construction of a new crusher as well as a 13-kilometer conveyor.

The new conveyor system will help lower greenhouse gas emissions from the mine by 3.5 per cent compared to road haulage and the business is continuing to assess additional options to reduce emissions including renewable energy solutions.

Pending final government approvals, construction will start in the first quarter of 2020 with first ore from the crusher expected in 2021. Production of high-quality Brockman ore will support the company’s flagship Pilbara Blend, which continues to be the preferred baseload product for China’s steel mills.

The project is expected to deliver an attractive internal rate of return with a capital intensity of about $25 per tonne of production capacity. The investment is included in Rio Tinto’s existing guidance for Pilbara replacement capital for 2020 to 2022.

As part of the investment, the haul truck fleet at the mine will be fitted with Autonomous Haulage System (AHS) technology to enable autonomous haulage at WTS2 from 2021. The ongoing deployment of autonomous haulage at the company’s Pilbara operations is delivering significant safety benefits as well as enhancing productivity and reducing costs.

Approximately 50% of the company’s haul truck fleet will be capable of operating autonomously by the end of the year with plans being assessed to expand this in the years ahead. Consistent with its proven track record, the company is continuing to reskill, redeploy and retrain as automation technology is implemented.

Rio Tinto Iron Ore chief executive Chris Salisbury said “Our iron ore business continues to deliver industry-leading margins as we drive performance from our mines. This significant investment in the Greater Tom Price hub is one of a pipeline of high-quality, low-cost options that will underpin production of our flagship Pilbara Blend product well into the future.”

The investment in the WTS2 mine will help sustain the current workforce at Rio Tinto’s Greater Tom Price production hub. Additionally, at its peak, the construction workforce is expected to number more than 1,000 people.

Notes to editors
Western Turner Syncline Phase 2 is located in the Pilbara region of Western Australia 35 kilometres north-west of the Tom Price mine from where its ore is ultimately processed and loaded onto rail.

Rio Tinto’s Greater Tom Price production hub includes the Tom Price, Western Turner Syncline Phase 1 and Western Turner Syncline Phase 2 satellite hubs. Rio Tinto commenced development of Western Turner Syncline Phase 2 in 2014.

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